UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE TO (Rule 14d-100) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BOOMERANG SYSTEMS, INC.
(Name of Subject Company (Issuer))

Boomerang Systems, Inc.
(Name of Filing Persons (Issuer))

6% Convertible Promissory Notes

Issued November 1, 2011, November 18, 2011 and

December 9, 2011

(“First Tranche Eligible Notes”)

6% Convertible Promissory Notes

Issued June 14, 2012 and July 13, 2012

(“Second Tranche Eligible Notes”)

6% Convertible Promissory Notes

Issued December 28, 2012

(“Third Tranche Eligible Notes”)

Warrants to Purchase Common Stock

Issued November 1, 2011, November 18, 2011 and

December 9, 2011

(“First Tranche Eligible Warrants”)

Warrants to Purchase Common Stock

Issued June 14, 2012 and July 13, 2012

(“Second Tranche Eligible Warrants”)

Warrants to Purchase Common Stock

Issued December 28, 2012

(“Third Tranche Eligible Warrants”)

(Title of Class of Securities)

[N/A]

(CUSIP Number of Class of Securities)

Boomerang Systems, Inc.

30 A Vreeland Road

Florham Park, New Jersey 07932

Phone: (973) 538-1194

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Brad L. Shiffman, Esq.

Blank Rome LLP

405 Lexington Avenue

New York, New York 10174

Phone: (212) 885-5000

Facsimile: (212) 885-5001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$10,565,183.85	$1,360.80
*	The transaction value is estimated solely for purposes of calculating the amount of the filing fee. The value of the Eligible Notes has been determined by calculating the value of the shares issuable under the Offer provided all holders exchange their Eligible Notes for the Shares.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:                Filing Party:
Form or Registration No.: Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

1

This Tender Offer Statement on Schedule TO relates to the offer by Boomerang Systems, Inc., a Delaware corporation (the “Company” or “Boomerang”), to exchange its outstanding unsecured convertible promissory notes (the “Original Notes” or “Eligible Notes”) and accompanying warrants to purchase common stock (the “Original Warrants” or “Eligible Warrants”) for the issuance of shares of common stock for the settlement of the balance of the notes (principal and interest as of: August 15, 2014) at $2.15 per share upon the terms and subject to the conditions set forth in the Offer to Exchange, dated July 11, 2014 (the “Offer to Exchange”) and the Election to Participate (the “Election to Participate”), which together, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Exchange and the Election to Participate, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Exchange under the caption “Summary of Terms” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is Boomerang Systems, Inc. (“Boomerang”). The address of the principal executive offices of Boomerang is 30 A Vreeland Road, Florham Park, NJ 07932. The telephone number of the principal executive offices of Boomerang is (973) 538-1194.

(b) Securities. The information set forth in the Offer to Exchange under the title Description of the 6% Convertible Promissory Notes and Warrants to Purchase Common Stock; Source and Amount of Consideration located in Section 10 of the Offer is incorporated herein by reference.

(c) Trading Market and Price. The Eligible Warrants and Eligible Notes (collectively, the “Eligible Securities”) do not trade on any market.

Item 3. Identity and Background of Filing Person.

This is an issuer tender offer. Boomerang Systems, Inc., the subject company, is the filing person. Boomerang’s address and telephone number are set forth in Item 2 above.

Pursuant to General Instruction C to Schedule TO, the information set forth in the Offer to Exchange in Section 12: Interests of Directors and Executive Officers; Transactions and Arrangements is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Exchange contain information regarding the material terms of the transaction and are incorporated herein by reference.

•	Summary of Terms;

•	Important Notices;

•	Forward-Looking Statements;

•	Risks of Participating in the Offer;

•	Section 1. Background and Purpose of the Offer;

•	Section 2. Eligibility;

2

•	Section 3. Exchange of Eligible Securities for New Shares;

•	Section 4. Procedures for Tendering Eligible Securities;

•	Section 5. Acceptance of Eligible Securities and Issuance of New Shares;

•	Section 6. Extension of the Offer; Termination; Amendment;

•	Section 7. Withdrawal Rights;

•	Section 8. Conditions of the Offer;

•	Section 9. Market for our Common Stock;

•	Section 10. Description of the 6% Convertible Promissory Notes and Warrants to Purchase Common Stock; Source and Amount of Consideration;

•	Section 11. Information Regarding Boomerang Systems, Inc.;

•	Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements;

•	Section 13. Accounting Consequences of the Offer;

•	Section 14. Legal Matters; Regulatory Approvals;

•	Section 15. Certain United States Federal Income Tax Considerations;

•	Section 16. Fees and Expenses;

•	Section 17. Additional Information; and

•	Section 18. Miscellaneous.

(b) Purchases. The information set forth in the Offer to Exchange in Section 12 Interests of Directors and Executive Officers; Transactions and Arrangements is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Exchange in Section 12 Interests of Directors and Executive Officers; Transactions and Arrangements is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes; and (b) Use of Securities Acquired. The following sections of the Offer to Exchange, which contain information regarding the purposes of the transaction and use of securities acquired, are incorporated herein by reference:

•	Summary of Terms; and

•	Section 1 of the Offer: Background and Purpose of the Offer.

(c) Plans. Except as disclosed in the Offer to Exchange, we currently have no plans, proposals or negotiations that relate to or would result in:

3

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Boomerang or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Boomerang or any of its subsidiaries;

•	any material change in the present indebtedness or capitalization of Boomerang;

•	any change in the present Board of Directors or management of Boomerang, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•	any other material change in Boomerang’s corporate structure or business;

•	any class of equity securities of Boomerang to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities exchange;

•	any class of equity securities of Boomerang becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of Boomerang’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of Boomerang, or the disposition of securities of Boomerang; or

•	any changes in Boomerang’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Boomerang.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Exchange in Section 10 Description of the 6% Convertible Promissory Notes and Warrants to Purchase Common Stock; Source and Amount of Consideration is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) Securities Ownership; Securities Transactions. The information set forth in the Offer to Exchange in Section 12 Interests of Directors and Executive Officers; Transactions and Arrangements is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the Offer to Exchange in Section 16 Fees and Expenses is incorporated herein by reference.

Item 10. Financial Statements.

(a) and (b) Financial Information; Pro Forma Information. The financial information set forth in Item 8 Consolidated Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013, filed with the SEC on December 30, 2013, and Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2014, filed with the SEC on May 20, 2014 and the financial information set forth in the Offer to Exchange Section 11 Information Regarding Boomerang Systems, Inc. and the information set forth in Section 17 Additional Information is incorporated herein by reference.

4

Item 11. Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the following sections of the Offer to Exchange is hereby incorporated by reference:

•	Section 11. Information Regarding Boomerang Systems, Inc.;

•	Section 12. Interests of Directors and Executive Officers; Transactions and Arrangements;

•	Section 14. Legal Matters; Regulatory Approvals; and

•	Section 15. Certain United States Federal Income Tax Considerations.

(b)   Not Applicable.

(c)   Other Material Information. The information set forth in the Offer to Exchange and the Election to Participate, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated July 11, 2014

(a)(1)(B)	Election to Participate

(a)(1)(C)	Notice of Withdrawal

(a)(1)(E)	Letter from Mark Patterson, Chief Executive Officer of the Company, to Holders of Eligible Securities dated July 11, 2014

(a)(1)(F)	Press release dated July 11, 2014

(d)(1)(A)	Form of First Tranche Eligible 6% Convertible Promissory Note of Boomerang Systems, Inc.

(d)(1)(B)	Form of Second Tranche Eligible 6% Convertible Promissory Note of Boomerang Systems, Inc.

(d)(1)(C)	Form of Third Tranche Eligible 6% Convertible Promissory Note of Boomerang Systems, Inc.

(d)(1)(D)	Form of First Tranche Eligible Warrant to Purchase Common Stock of Boomerang Systems, Inc.

(d)(1)(E)	Form of Second Tranche Eligible Warrant to Purchase Common Stock of Boomerang Systems, Inc.

(d)(1)(F)	Form of Third Tranche Eligible Warrant to Purchase Common Stock of Boomerang Systems, Inc.

5

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Boomerang Systems, Inc.

By:	/s/ Mark Patterson
Name: Mark Patterson
Title: Chief Executive Officer

Date: July 11, 2014

6

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated July 11, 2014

(a)(1)(B)	Election to Participate

(a)(1)(C)	Notice of Withdrawal

(a)(1)(E)	Letter from Mark Patterson, Chief Executive Officer of the Company, to Holders of Eligible Securities dated July 11, 2014

(a)(1)(F)	Press release dated July 11, 2014

(d)(1)(A)	Form of First Tranche Eligible 6% Convertible Promissory Note of Boomerang Systems, Inc.

(d)(1)(B)	Form of Second Tranche Eligible 6% Convertible Promissory Note of Boomerang Systems, Inc.

(d)(1)(C)	Form of Third Tranche Eligible 6% Convertible Promissory Note of Boomerang Systems, Inc.

(d)(1)(D)	Form of First Tranche Eligible Warrant to Purchase Common Stock of Boomerang Systems, Inc.

(d)(1)(E)	Form of Second Tranche Eligible Warrant to Purchase Common Stock of Boomerang Systems, Inc.

(d)(1)(F)	Form of Third Tranche Eligible Warrant to Purchase Common Stock of Boomerang Systems, Inc.

7